                                                                      EXHIBIT 12

                OCCIDENTAL PETROLEUM CORPORATION AND SUBSIDIARIES
       COMPUTATION OF TOTAL ENTERPRISE RATIOS OF EARNINGS TO FIXED CHARGES
                      (Amounts in millions, except ratios)

                                                Three Months Ended
                                                          March 31                                        Year Ended December 31
                                               -------------------       -------------------------------------------------------
                                                  1999        1998          1998        1997        1996        1995        1994
----------------------------------------       -------     -------       -------     -------     -------     -------     -------
Income (loss) from continuing
    operations(a)                              $   (20)    $   139       $   400     $   245     $   486     $   325     $  (236)
                                               -------     -------       -------     -------     -------     -------     -------
Add:
    Provision (credit) for taxes on
      income (other than foreign
      and gas taxes)                                 1          80           204          47          99         155         (59)
    Interest and debt expense(b)                   130         135           576         446         492         591         586
    Portion of lease rentals
      representative of the interest
      factor                                         9           9            36          39          38          43          50
                                               -------     -------       -------     -------     -------     -------     -------
                                                   140         224           816         532         629         789         577
                                               -------     -------       -------     -------     -------     -------     -------
Earnings (loss) before fixed charges           $   120     $   363       $ 1,216     $   777     $ 1,115     $ 1,114     $   341
                                               =======     =======       =======     =======     =======     =======     =======
Fixed charges
    Interest and debt expense
      including capitalized
      interest(b)                              $   134     $   139       $   594     $   462     $   499     $   595     $   589
    Portion of lease rentals
      representative of the interest
      factor                                         9           9            36          39          38          43          50
                                               -------     -------       -------     -------     -------     -------     -------

    Total fixed charges                        $   143     $   148       $   630     $   501     $   537     $   638     $   639
                                               =======     =======       =======     =======     =======     =======     =======

Ratio of earnings to fixed charges                 n/a(c)     2.45          1.93        1.55        2.08        1.75         n/a(c)
----------------------------------------       =======     =======       =======     =======     =======     =======     =======

(a) Includes (1) minority interest in net income of majority-owned subsidiaries having fixed charges and (2) income from less-than-50-percent-owned equity investments adjusted to reflect only dividends received.
(b) Includes proportionate share of interest and debt expense of 50-percent-owned equity investments.
(c) Not computed due to less than one-to-one coverage. Earnings were inadequate to cover fixed charges by $23 million for the three months ended March 31, 1999 and $298 million for the year ended December 31, 1994.